EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
In millions	April 2, 2017	April 3, 2016
Earnings
Income before income taxes	$548	$465
Add
Fixed charges	36	39
Distributed income of equity investees	12	12
Less
Equity in earnings of investees	95	64
Capitalized interest	1	1
Earnings before fixed charges	$500	$451

Fixed charges
Interest expense(1)	$18	$19
Capitalized interest	1	1
Amortization of debt discount and deferred costs	—	1
Interest portion of rental expense(2)	17	18
Total fixed charges	$36	$39

Ratio of earnings to fixed charges(3)	13.9	11.6
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.